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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                               -----------------

                                SCHEDULE 14D-9
                                Amendment No. 1
               solicitation/recommendation statement pursuant to
            section 14(d)(4) of the securities exchange act of 1934

                               -----------------

                          INFORMATION ADVANTAGE, INC.
                           (Name of Subject Company)

                          INFORMATION ADVANTAGE, INC.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)


                                  45669P 10 1
                        (CUSIP Number of Common Stock)

                               -----------------

                                 Larry J. Ford
                     President and Chief Executive Officer
                     7905 Golden Triangle Drive, Suite 190
                         Eden Prairie, Minnesota 55344
                                (612) 833-3700

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                  Copies to:

      Brian D. Wenger, Esq.                     Jay K. Hachigian, Esq.
     Thomas F. Steichen, Esq.                  Gunderson Dettmer Stough
       Briggs and Morgan                   Villeneuve Franklin & Hachigian, LLP
     Professional Association                      155 Constitution Drive
        2400 IDS Center                        Menlo Park, California  94025
  Minneapolis, Minnesota  55402                        (650) 321-2400
         (612) 334-8400
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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated July 21, 1999 (the "Schedule 14D-9") with respect to the tender offer by Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, to acquire all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock," and including the associated Preferred Stock Purchase Rights, the "Shares"), of Information Advantage, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated July 21, 1999, and the related letter of transmittal.

     Unless otherwise indicated herein, capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished.

     Item 8 is hereby supplemented and amended by adding the following:

     The Company has obtained the necessary consents to reproduce the BancBoston Robertson Stephens Inc. opinion as an exhibit to this Schedule 14D-9 and to summarize, describe and refer to the opinion herein.

     On August 5, 1999, the Company was notified by Parent that the applicable waiting period under the Hart-Scott Rodino Antitrust Improvement Act of 1976, as amended, had expired.

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby supplemented and amended by adding the following:

(a)(4) Fairness Opinion of BancBoston Robertson Stephens Inc. dated July 15, 1999.*

________
* Included in copies mailed to stockholders.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                         INFORMATION ADVANTAGE, INC.

                                         By: /s/ Larry Ford
                                            -----------------------------------
                                            Larry Ford
                                            President and Chief Executive
                                            Officer

Dated: August 6, 1999
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                               INDEX TO EXHIBITS

Exhibit
Number              Description
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(a)(4) Fairness Opinion of BancBoston Robertson Stephens Inc. dated July 15,
       1999.*


________
* Included in copies mailed to stockholders.